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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                               VitaminShoppe.com.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   92848M104
                                 --------------
                                 (CUSIP Number)

                                 NOT APPLICABLE
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92848M104                       13G                       Page 2 of 9

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        J. H. Whitney III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503280), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James
        H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  / /

                                                                        (b)  /X/

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

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                           5    SOLE VOTING POWER

                                1,067,136 shares of Common Stock
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6    SHARED VOTING POWER
        OWNED BY
          EACH                 -0-
       REPORTING
         PERSON           ------------------------------------------------------
          WITH:           7    SOLE DISPOSITIVE POWER

                               1,067,136 shares of Common Stock

                          ------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               -0-

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,067,136 shares of Common Stock

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
                                                                            /X/

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                           14.7%

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  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN

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CUSIP No. 92848M104                       13G                       Page 3 of 9

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Whitney Strategic Partners III, L.P., a Delaware limited partnership (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  / /
                                                                       (b)  /X/

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                25,713 shares of Common Stock

       NUMBER OF          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
         EACH
       REPORTING          ------------------------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH:
                               25,713 shares of Common Stock

                          ------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               -0-

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,713 shares of Common Stock

--------------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            /X/

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.4%

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  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN

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

CUSIP No. 92848M104                       13G                       Page 4 of 9

ITEM 1.

         (a) Name of Issuer:

                   VitaminShoppe.com, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                   444 Madison Avenue, Suite 802
                   New York, NY 10022

ITEM 2.

         (a) Name of Person Filing:

               (i) J.H. Whitney III, L.P. is a Delaware limited partnership.
The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows:
Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

               (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

         (b) Address of Principal Business Office or, if none, Residence:

               (i) J.H. Whitney III, L.P.
                   177 Broad Street
                   Stamford, CT 06901

               (ii) Whitney Strategic Partners III, L.P.
                    177 Broad Street
                    Stamford, CT 06901

         (c) Citizenship:

               (i) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

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CUSIP No. 92848M104                       13G                       Page 5 of 9


               (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

         (d) Title of Class of Securities:

                     Common Stock

         (e) CUSIP Number:

                     92848M104

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)   / /    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C.78o)

         (b)   / /    Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

         (c)   / /    Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)   / /    Investment company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (e)   / /    An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E);

         (f)   / /    An employee benefit plan or endowment fund in accordance
                      with Section 240.13d-1(b)(1)(ii)(F);

         (g)   / /    A parent holding company or control person in accordance
                      with Section 240.13d-1(b)(1)(ii)(G);

         (h)   / /    A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   / /    A church plan that is excluded from the definition of an
                      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   / /    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this
         box.         / /

ITEM 4.  OWNERSHIP.

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CUSIP No. 92848M104                       13G                       Page 6 of 9

          The following information is provided as of December 31, 1999:

               (a)  Amount beneficially owned:

                    (i) J.H. Whitney III, L.P. is the beneficial owner of 1,067,136 shares.(1)

                    (ii) Whitney Strategic Partners III, L.P. is the beneficial owner of 25,713 shares.(1)

               (b)  Percent of class:

                    (i)  14.7% for J. H. Whitney III, L.P.; and

                    (ii) 0.4% for Whitney Strategic Partners III, L.P.

               (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote:

                         1,067,136 shares for J.H. Whitney III, L.P.; and

                         25,713 shares for Whitney Strategic Partners III, L.P.

                    (ii) Shared power to vote or to direct the vote:

                         0 shares for J. H. Whitney III, L.P.; and

                         0 shares for Whitney Strategic Partners III, L.P.

                   (iii) Sole power to dispose or to direct the disposition of:

                         1,067,136 shares for J.H. Whitney III, L.P.; and

                         25,713 shares for Whitney Strategic Partners III, L.P.

----------------

         (1) The figures for the amounts beneficially owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. do not include 38,475 shares of Common Stock issuable upon the exercise of options held by Michael C. Brooks, a member of J.H. Equity Partners III, L.P., the general partner of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaim beneficial ownership of the shares of Common Stock issuable upon the exercise of the options held by Michael C. Brooks. Each of J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. disclaims the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the other.

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CUSIP No. 92848M104                     13G                          Page 7 of 9

               (iv) Shared power to dispose or to direct the disposition of:

                    0 shares for J. H. Whitney III, L.P.; and

                    0 shares for Whitney Strategic Partners III, L.P.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

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CUSIP No. 92848M104                    13G                           Page 8 of 9

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. certify that the information set forth in this statement is true, complete and correct.


                                    February 14, 2000
                                    ____________________________________________
                                        Date


                                    J. H. WHITNEY III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.


                                    By: /s/ Daniel J. O'Brien
                                        ________________________________________
                                        Daniel J. O'Brien
                                        Managing Member


                                    WHITNEY STRATEGIC PARTNERS III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.


                                    By: /s/ Daniel J. O'Brien
                                        ________________________________________
                                        Daniel J. O'Brien
                                        Managing Member

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CUSIP No. 92848M104                    13G                           Page 9 of 9

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.01 par value per share, of VitaminShoppe.com and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2000.

                                    J.H. WHITNEY III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.


                                    By: /s/ Daniel J. O'Brien
                                        ________________________________________
                                        Daniel J. O'Brien
                                        Managing Member


                                    WHITNEY STRATEGIC PARTNERS III, L.P.

                                    By: J.H. Whitney Equity Partners III, L.L.C.


                                    By: /s/ Daniel J. O'Brien
                                        ________________________________________
                                        Daniel J. O'Brien
                                        Managing Member